Tivic Health Systems, Inc.

47865 Lakeview Blvd.

Fremont, CA 94538

(888) 276-6888

September 17, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Tivic Health Systems, Inc.
Request for Withdrawal of Offering Statement on Form 1-A
File No. 024-12489

Ladies and Gentlemen:

In accordance with Rule 259 under the Securities Act of 1933, as amended, Tivic Health Systems, Inc., a Delaware corporation (the “Company”), hereby respectfully requests the immediate withdrawal of its Offering Statement on Form 1-A (File. No. 024-12489), together with all exhibits and amendments thereto (collectively, the “Offering Statement”), which originally was filed with the Securities and Exchange Commission (the “Commission”) on August 16, 2024.

The Company is requesting the consent of the Commission to the withdrawal of the Offering Statement as the Company has decided not to pursue the offering. The Offering Statement has not been declared qualified by the Commission, and no securities have been sold thereunder.

Should you have any questions regarding this request for withdrawal, or if you require any additional information, please contact Caitlin M. Murphey, Esq. of Snell & Wilmer L.L.P. by telephone at (858) 910-4773.

Very truly yours, Tivic Health Systems, Inc. By: /s/ Jennifer Ernst Name: Jennifer Ernst Title: Chief Executive Officer